Exhibit 4.8

AMENDMENT NO. 3 TO RIGHTS AGREEMENT

This AMENDMENT NO. 3 TO RIGHTS AGREEMENT, is made as of June 7, 2006 (“Amendment No. 3”), between RESPIRONICS, INC., a Delaware corporation (the “Company”) and MELLON INVESTOR SERVICES LLC (formerly known as CHASEMELLON SHAREHOLDER SERVICES, L.L.C.), a New Jersey limited liability company (the “Rights Agent”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent are party to that certain Rights Agreement, dated as of June 28, 1996, as amended by that certain Amendment No. 1 to Rights Agreement dated as of July 30, 1999 and Amendment No. 2 to Rights Plan dated as of May 5, 2005 (as amended, the “Rights Agreement”), pursuant to which the Company issued one Right for each share of Company Common Stock issued between the Record Date and the Distribution Date, each Right initially representing the right to purchase one one-hundredth of a share of Company Common Stock;

WHEREAS, the Company and the Rights Agent desire to further amend the Rights Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, and intending to be legally bound, the parties hereby agree as follows:

1. Amendments.

a. Amendment of Section 7(a). Section 7(a) of the Rights Agreement is hereby amended by deleting the words “the tenth business anniversary hereof” and replacing them with the words “June 28, 2016”.

b. Amendment of Section 7(b). Section 7(b) of the Rights Agreement is hereby amended by deleting the amount “$55” (which replaced the reference to “$110” as a result of the stock split effected by the Company in May 2005) and replacing it with “$185”.

c. Deletion of Section 11(a)(ii)(A) and Related Amendments. Section 11(a)(ii)(A) of the Rights Agreement is hereby deleted in its entirety and replaced with the following: “[Intentionally omitted.]”. In addition, the reference to “Section 11(a)(ii)(A)” in the definition of “Section 11(a)(ii) Event” is hereby deleted and the definition of “Section 11(a)(ii) Event” in the last paragraph of Section 11(a)(ii) is hereby amended to refer to “an event described in Section 11(a)(ii)(B) – (C) hereof”.

d. Section 23(a). Section 23(a) of the Rights Agreement is hereby amended by deleting the words “the Close of Business on the tenth Business Day following the Stock Acquisition Date” in clause (i) thereof and replacing them with “such time as any Person becomes an Acquiring Person”.

e. Section 26. The first sentence of Section 26 of the Rights Agreement is hereby amended by deleting the words “Prior to the Distribution Date” at the beginning thereof and replacing them with “Prior to such time as any Person becomes an Acquiring Person”. The second sentence of Section 26 of the Rights Agreement is hereby amended by deleting the words “From and after the Distribution Date” and replacing them with “From and after such time as any Person becomes an Acquiring Person”.

2. Miscellaneous. This Amendment No. 3 may be executed in any number of counterparts and upon facsimiles, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

3. Ratification. Except as specifically set forth herein, no other provisions of the Rights Agreement are amended or modified and the Rights Agreement shall remain in full force and effect in accordance with its terms.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to Rights Agreement to be duly executed, all as of the date first written above.

RESPIRONICS, INC. MELLON INVESTOR SERVICES, LLC., as Rights Agent

By: /s/ Dorita A. Pishko	By: /s/ Cynthia Pacolay

Name: Dorita A. Pishko	Name: Cynthia Pacolay

Title: Corporate Secretary	Title: Client Relationship Executive